

September 30, 2011

Via E-mail
Thomas D. Ebling
President and Chief Executive Officer
Demandware, Inc.
5 Wall Street
Burlington, Massachusetts 01803

>   **Re: Demandware, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed September 16, 2011**
>   **File No. 333-175595**

Dear Mr. Ebling:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 67

1. We note your response to comment 2 of our letter dated September 8, 2011 and continue to have similar concerns regarding why disclosure related to committed subscription amounts as of a certain time period would not be considered material to an understanding of your business taken as a whole. In this regard, the required disclosure only refers to that amount of backlog orders believed to be firm, committed subscriptions in this case, and is irrespective of the timing of the revenue recognition for those commitments. As such, please revise your filing to disclose these firm commitments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann　for

Mara L. Ransom
Assistant Director

cc:　Sheila Flaherty
　　　Demandware, Inc.

　　　Mark G. Borden
　　　Wilmer Cutler Pickering Hale and Dorr LLP